UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: May 15, 2012

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

STRONG ORGANIC REVENUE AND EBITDA GROWTH IN 1Q12

KEY RESULTS AND DEVELOPMENTS IN 1Q12*

•	Organic Revenue growth of 6% YoY; revenues of USD 5.6 billion

•	Organic EBITDA growth of 5% YoY; EBITDA of USD 2.3 billion

•	Total mobile subscriber base increased 12% YoY to 209 million

•	Organic EBITDA growth of 9% YoY in Russia, reversing previous negative trend

•	Double-digit organic EBITDA growth in Africa & Asia; strong performance in Pakistan

•	Net income of USD 318 million

•	Net cash from operating activities of USD 1.6 billion

Amsterdam (May 15, 2012) – “VimpelCom Ltd” (“VimpelCom”, “Company” or “Group”) (NYSE: VIP), a leading global provider of telecommunications services, today announces operating and financial results for the quarter ended March 31, 2012.

JO LUNDER, CHIEF EXECUTIVE OFFICER COMMENTS:

“We have delivered strong organic EBITDA and revenue growth leading to another quarter of good cash flows. The benefits of executing on our strategy can be seen across our businesses: in Russia, our focus on profitable growth has delivered a strong organic increase of 9% in EBITDA and 11% in revenues. In the Africa & Asia business unit organic revenues rose by 9%, with a particularly strong contribution from Pakistan. In Italy we again gained market share, outperforming our competitors and our Ukraine and our CIS business units delivered solid revenue increases. We will continue to review our portfolio of operations and we will remain focused on profitable growth and cash generation.”

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD mln	Pro forma				Actual
	1Q12	1Q11	YoY	1Q12	1Q11	YoY
Total operating revenues	5,619	5,481	3%	5,619	2,740	105%
EBITDA	2,311	2,285	1%	2,311	1,203	92%
EBITDA margin	41.1%	41.7%		41.1%	43.9%
EBIT	1,015	903	12%	1,015	627	62%
Net Income	318	450	-29%	318	500	-36%
EPS, basic (USD)	0.20	0.28	-29%	0.20	0.39	-49%
Capital expenditures	632	729	-13%	632	456	39%
Net cash from operating activities	1,607	—	—	1,607	1,017	58%
Net debt / LTM EBITDA	2.5	—	—	—	—	—
Total mobile subscribers (millions)	209	186	12%	209	95	120%

*	Comparative figures are Pro forma – for pro forma definition see next page.

For all other definitions see Attachment E.

VimpelCom Ltd. 1Q 2012  |    1

ORGANIC* GROWTH REVENUE AND EBITDA (PRO FORMA)

	Revenue			EBITDA
Business Units	Organic	FX and others	Reported	Organic	FX and Others	Reported
Russia	11%	-3%	8%	9%	-3%	6%
Europe & NA	0%	-5%	-5%	-2%	-4%	-6%
Ukraine	3%	0%	3%	-2%	0%	-2%
Africa & Asia	9%	-5%	4%	12%	-7%	5%
CIS	9%	-1%	8%	2%	-1%	1%
Total	6%	-3%	3%	5%	-4%	1%

*	Organic growth excludes the effect of foreign currency movements and certain items like liquidations and disposals. For more information please see the definition of Organic growth Revenue and EBITDA in Attachment E.

PRESENTATION OF FINANCIAL RESULTS

The Company believes pro forma comparisons provide the most meaningful comparison of financial performance and, unless otherwise stated, all comparisons in this press release are on a pro forma basis. The pro forma information presented in this press release reflects what the Company’s results of operations would have looked like had the Company’s transactions with Wind Telecom occurred on January 1, 2011. For further details about the adjustments and assumptions of our pro forma results, please refer to VimpelCom’s press release issued on August 18, 2011 and available on our website.

VimpelCom Ltd. results presented in this earnings release are based on IFRS. The revised unaudited pro forma condensed combined financial information prepared in accordance with IFRS for 1Q11, 2Q11, 3Q11, 4Q11 and FY11 was published on May 14, 2012 and are available on the Company’s website www.vimpelcom.com.

Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

The actual 1Q12 financial results in this earnings release have not been audited. As previously announced, the Company published its full year 2011 audited financial results under IFRS when it filed its annual report on Form 20-F for the year ended December 31, 2011 on April 30, 2012.

VimpelCom Ltd. 1Q 2012  |    2

STRATEGIC UPDATE AND MAIN EVENTS

•	VimpelCom’s subsidiary OTH submitted formal notice of arbitration against Algerian Government

•	Significant part of 2012 debt maturities refinanced by bonds issued in March and April

•	Sale of controlling interest in GTEL Mobile Vietnam

•	Final dividend to be paid before June 30th 2012

•	Maximo Ibarra appointed to lead Italy Business

VimpelCom continued its progress in the first quarter against its strategic priorities as defined by the Company’s Value Agenda for 2012-2014, which was presented on November 15, 2011.

In March, the Company announced that an Algerian Court of first instance handed down a judgment against Orascom Telecom Algerie (“OTA”) and a member of OTA’s senior executive team. The judgment relates to a previously disclosed claim brought in 2010 by the Algerian authorities alleging breaches of foreign exchange regulations. The judgment consists of fines of 99 billion Algerian Dinar (approximately USD 1.3 billion) and a criminal sentence against a member of OTA’s senior executive team. OTA has appealed and accordingly the judgment was provisionally suspended.

In April, VimpelCom’s subsidiary Orascom Telecom Holding S.A.E. (“OTH”), submitted a formal Notice of Arbitration against the government of the People’s Democratic Republic of Algeria. The arbitration is in respect of actions taken by the Algerian government against Orascom Telecom Algerie (“OTA”) and will be conducted in an international forum. OTA is 96.8% owned by OTH, which, in turn, is 51.9% owned by VimpelCom. VimpelCom continues to be open to finding an amicable resolution with the Algerian government that is mutually beneficial to both parties.

In March the Company issued non-convertible interest-bearing Russian Ruble-denominated bonds in an aggregate principal amount of RUB 35 billion (USD 1.2 billion) with a 10 year maturity and an 8.85% coupon. The proceeds of the offerings will be used for OJSC VimpelCom’s general corporate purposes and refinancing of existing debt.

In early April, WIND prepaid its term loan A maturities for 2012 and 2013 for an amount of EUR 500 million. Concurrently, its subsidiary WAF SA issued a EUR 500 million equivalent tap of Senior Secured Notes due 2018 (EUR tranche is at 7.375% and the USD tranche is at 7.25%). The proceeds of the offering were used, in part, to repay EUR 250 million of indebtedness related to an outstanding bridge loan entered into in October 2011 in relation to the LTE spectrum purchase.

On April 23, 2012, VimpelCom announced the sale of its controlling 49% interest in GTEL Mobile in Vietnam. The Company continues its strategic portfolio analysis, focused on allocating capital to those markets where the Company sees the best opportunities to generate shareholder value.

The shareholders of OTH in their meeting held on May 3, 2012 approved OTH entering into a five-year USD 2.5 billion uncommitted Credit Facility Agreement with VimpelCom Amsterdam B.V. Advances under this Facility, which will be drawn from time to time based on the business development needs of OTH agreed upon with VimpelCom, will bear an interest rate of 12.5% and accrued interest will be paid in kind (payable by automatic addition to the principal balance).

In April, VimpelCom and its subsidiary VimpelCom Holdings B.V., which together own 100% of the Group’s Russian subsidiary OJSC VimpelCom, were named as third parties in a claim brought by the Russian Federal Anti-Monopoly Service (“FAS”) in a Moscow Arbitration Court against two of VimpelCom’s strategic shareholders, Telenor East Holding II AS (“Telenor”) and Weather Investments II S.a.r.l. (“Weather II”). The FAS claim alleges that Telenor’s February 15, 2012 purchase of 234 million VimpelCom preferred shares from Weather II violated relevant Russian law and seeks to, among other things, invalidate the purchase. In connection with this claim, FAS obtained from the Moscow court an order for interim relief which prohibits VimpelCom and VimpelCom Holdings from voting their shares in OJSC VimpelCom at shareholder meetings of OJSC VimpelCom, to change the OJSC VimpelCom Board of Directors and approve major transactions and interested party transactions, as such terms are defined under Russian law. The order does not prohibit VimpelCom and VimpelCom Holdings from exercising their other rights as shareholders of OJSC VimpelCom, including, among other things, rights to approve OJSC VimpelCom’s annual accounts, to appoint OJSC VimpelCom’s external auditor, to approve dividend payments by OJSC VimpelCom and to re-elect the current OJSC VimpelCom Board members. According to the order, the first hearing on the merits of the FAS claim is scheduled for October 17, 2012.

The payment of the previously announced final dividend of USD 0.35 per American depositary share (“ADS”) in relation to its 2011 results will be paid before June 30, 2012.

Finally, VimpelCom announced the appointment of Maximo Ibarra as CEO of WIND Telecomunicazioni in Italy effective May 11, 2012. Mr. Ibarra will focus on the further development of the Company’s operations in Italy, aligned with VimpelCom’s Value Agenda.

VimpelCom Ltd. 1Q 2012  |    3

VIMPELCOM GROUP – FINANCIAL AND OPERATING RESULTS 1Q12

•	Organic Revenue growth of 6% YoY; Revenues of USD 5.6 billion

•	Organic EBITDA growth of 5% YoY; EBITDA of USD 2.3 billion

•	Total mobile subscriber base increased 12% YoY to 209 million

•	Net cash from operating activities was USD 1.6 billion

•	CAPEX of USD 0.6 billion, with a CAPEX / Revenues of 11%

•	Net debt / LTM EBITDA was 2.5x at the end of the first quarter

OPERATING PERFORMANCE OVERVIEW

The total mobile subscriber base increased 12% YoY to 209 million at the end of the first quarter. The largest absolute contribution came from accelerated growth in subscribers in the Africa & Asia Business Unit. The Company also achieved strong growth in fixed and mobile broadband subscribers in Russia, Italy and Ukraine.

In line with the strategy of targeting profitable growth and resetting the overall commercial model to achieve this goal, VimpelCom in Russia engaged in more targeted sales activities in the first quarter of 2012. As a result, overall subscribers declined in the first quarter 2012 compared to the fourth quarter of 2011, which benefited from extensive pre-holiday sales. Mobile broadband subscribers in Russia increased 12% YoY to 2.6 million, while the Fixed broadband subscriber base reached over 2 million, up 42% YoY. Overall, organic revenue growth in Russia was strong at 11% YoY.

The Company’s Italian business continued to outperform the broader Italian telecom market in the first quarter despite the ongoing weak macroeconomic environment and unfavorable regulatory developments. VimpelCom strengthened its market position in Italy in both mobile and fixed-line, increasing its revenue share in both segments. The fixed broadband subscriber base increased 9% YoY to more than 2.2 million, with an increase in Fixed broadband revenues of 9% YoY, while Mobile internet revenues increased 40% YoY.

In the Africa & Asia Business Unit, the Company achieved strong growth in its subscriber base across all countries of operation, exceeding 86 million in total. Solid performance across the main operations led to organic revenue growth of 9% YoY. In particular Pakistan and Bangladesh contributed strongly. Reported total operating revenues increased by 4% YoY, adversely impacted by local currency devaluation against the USD in the main operating countries of Algeria, Pakistan and Bangladesh.

The Ukraine Business Unit continued to deliver solid revenue growth in mobile and fixed data revenues and almost doubled its Fixed broadband subscribers. Mobile revenues were up 2% YoY driven by growth of voice and data traffic as a result of the strategy of transition to bundles. Fixed-line revenues increased by 16% YoY, mainly due to an 82% increase in fixed residential broadband revenues.

The CIS Business Unit delivered strong revenue growth and was able to maintain high quality subscriber growth despite a sharpening competitive environment also affected by certain governmental measures in key markets.

OPERATING FINANCIALS PER BUSINESS UNIT (PRO FORMA)

	Pro forma
USD mln	1Q12	1Q11	Reported YoY	Organic YoY
Total operating revenues	5,619	5,481	3%	6%
of which:
BU Russia	2,225	2,064	8%	11%
BU Europe & North America	1,766	1,862	-5%	0%
BU Africa & Asia	927	891	4%	9%
BU Ukraine	385	375	3%	3%
BU CIS	379	351	8%	9%
other	(63)	(62)
EBITDA	2,311	2,285	1%	5%
of which:
BU Russia	918	868	6%	9%
BU Europe & North America	639	679	-6%	-2%
BU Africa & Asia	424	404	5%	12%
BU Ukraine	197	202	-2%	-2%
BU CIS	161	159	1%	2%
other	(28)	(27)

EBITDA margin	41.1%	41.7%
Capital expenditures	632	729	-13%

*	See definitions in Attachment E.

VimpelCom Ltd. 1Q 2012  |    4

FINANCIAL PERFORMANCE OVERVIEW

PRO FORMA 1Q12

Total operating revenues in the first quarter 2012 increased by 3% YoY, with a strong performance across most business units. Overall organic revenue growth was 6%.

EBITDA increased 1% YoY, impacted by unfavorable currency movements. Excluding these forex effects, EBITDA increased 5% compared to the same period last year. Strong organic EBITDA growth was seen in the markets of the business units of Russia and Africa & Asia, up 9% and 12% respectively, while the performance in CIS showed a 2% increase YoY. Overall growth was partly offset by the YoY organic EBITDA decline in Ukraine and Italy.

EBIT, which increased by 12% YoY, was positively affected, as reported previously, by the declining amortization pattern applied to intangible assets associated with customer relationships as part of the Wind Telecom acquisition where amortization of later periods is lower than amortization in the year of acquisition.

Profit before tax was negatively impacted by the lower foreign exchange gain in 1Q12 compared to 1Q11, lower net gain realized in 1Q12 from investments in associated entities, mainly related to our investment in Euroset and fair value changes of embedded derivatives. In 1Q11 the foreign exchange gain was USD 168 million, while in 1Q12 the gain only amounted to USD 63 million, mainly due to the lower USD exposure in Russia.

Net income decreased by 29% YoY as a result of the increase in income tax expense of USD 54 million and

USD 48 million change in profit for the period attributable to non-controlling interest, mainly resulting from a stronger performance in Orascom Telecom Holding.

CAPEX was USD 0.6 billion, excluding licenses, with investments in the further roll out of the mobile networks in Russia, Bangladesh and the CIS. In Italy, we continued to invest in the roll-out of HSDPA and in backbone capacity to support the growth in data.

ACTUAL 1Q12

On an actual basis, revenues more than doubled YoY and EBITDA and EBIT increased by 92% and 62% YoY respectively as a result of the combination with Wind Telecom in April 2011.

Profit before tax decreased by 9% YoY due to additional finance costs as a result of the Wind Telecom acquisition; net losses from associated entities – mainly due to lower profits from Euroset and losses from the investment in Canada; as well as lower gains from foreign exchange rates movements, mainly attributable to the lower USD exposure in Russia.

The increase in the effective income tax rate, driven by higher non-deductible expenses and non-recognized losses in Wind Telecom entities as well as the effect of a reversal of tax provisions in Russia in 1Q11, has led to a decrease in net income of 36% to USD 318 million.

USD mln	Pro forma			Actual
	1Q12	1Q11	YoY	1Q12	1Q11	YoY
Total operating revenues	5,619	5,481	3%	5,619	2,740	105%
EBITDA	2,311	2,285	1%	2,311	1,203	92%
EBITDA margin	41.1%	41.7%		41.1%	43.9%
EBIT	1,015	903	12%	1,015	627	62%
Financial income and expenses	(443)	(464)	-5%	(443)	(126)	252%
Net foreign exchange (loss)/gain and others	21	184	-89%	21	148	-86%
Profit before tax	593	623	-5%	593	649	-9%
Income tax expense	(239)	(185)	29%	(239)	(129)	85%
Profit for the period	354	438	-19%	354	520	-32%
Net income	318	450	-29%	318	500	-36%
Capital expenditures	632	729	-13%	632	456	39%

VimpelCom Ltd. 1Q 2012  |    5

STATEMENT OF FINANCIAL POSITION & CASH FLOW (ACTUAL)

USD mln	1Q12	4Q11	QoQ
Total assets	56,121	54,039	4%
Shareholders’ equity	14,343	14,037	2%
Gross debt	28,591	26,876	6%
Net debt	24,339	24,373	0%

	1Q12	1Q11	YoY
Net cash from operating activities	1,607	1,017	58%
Net cash used (in)/from investing activities	(915)	(1,208)	-24%
Net cash used (in)/provided from financing activities	941	1,132	-17%

Total assets increased by 4% to USD 56.1 billion, primarily as a result of investments in the business, external financing and the appreciation of RUB and EUR against USD offset by the transfer of the spin-off assets to Weather II. Gross debt increased in the quarter from USD 26.9 billion to USD 28.6 billion, mainly due to the issuance of Ruble bonds for RUB 35 billion (approximately USD 1.2 billion) and FX movements. Net debt decreased to USD 24.3 billion, leading to a net debt to LTM EBITDA of 2.5x on a pro forma basis at the end of the first quarter.

Net cash from operating activities at the Group level was positively impacted by higher EBITDA, partially offset by higher interest and tax payments. Net cash used in investing activities was mainly impacted by a substantial movement from cash to deposits in 2011, partially offset by the higher investments in property, equipment and intangible assets in 2012 resulting from the consolidation of Wind Telecom.

Net cash from financing activities in 1Q12 was mainly the result of obtaining external financing (issuance of Ruble bonds), primarily in anticipation for repayment of maturing debt as scheduled.

VimpelCom Ltd. 1Q 2012  |    6

BUSINESS UNITS PERFORMANCE IN 1Q12

•	Russia

•	Europe and North America

•	Africa & Asia

•	Ukraine

•	CIS

VimpelCom Ltd. 1Q 2012  |    7

BUSINESS UNIT RUSSIA – FINANCIAL AND OPERATING RESULTS

•	Double-digit total Revenue growth of 11%

•	Continued strong Revenue growth in Mobile and Fixed broadband

•	EBITDA increase of 9% YoY; reversal of previously negative trend

•	EBITDA margin of 41.3%

•	Operational excellence program on track to deliver at least RUB 5 billion in annualized savings in 2012

In 1Q12 the Russian Business Unit was focused on clear actions to deliver sustainable and profitable growth in line with the announced new strategy as part of the Company’s overall corporate Value Agenda.

The Russian Business Unit delivered double-digit revenue growth and a substantial improvement in EBITDA, reversing the EBITDA trend seen last year. The EBITDA margin in 1Q12 reached 41.3%, improving over the FY11 margin of 40.1%.

Mobile data continues to be one of the fastest growing revenue streams for VimpelCom in Russia. The Company continued to promote mobile data services to a wider audience, creating attractive bundled offerings and innovative tariffs with the main focus on small and medium screens. The total revenue growth of 11% YoY was accounted for by a 39% increase in mobile data growth.

In line with the strategy of targeting profitable growth and resetting the overall commercial model to achieve this goal, VimpelCom engaged in more targeted sales activities in the first quarter of 2012. As a result, overall subscribers declined in the first quarter 2012 compared to the fourth quarter of 2011, which also benefited from extensive pre-holiday sales, but was still 5% above 1Q11 level.

At the end of 2011, the Company launched a Customer Experience program focused on enhancing the Beeline brand and improving customer loyalty. Initiatives in this program are focused on improving the quality of services and increasing pricing transparency. As a result of these initiatives, in 1Q12 the Company received one of the highest ratings in the TRI*M Index, which is an indicator of increasing customer satisfaction across our products and services. This customer satisfaction indicator increased by approximately 7% YoY. Going forward, the Company will continue with the Customer Experience program in order to consistently improve the level of customer satisfaction with all Beeline brand products and services.

To optimize the expenses related to subscriber acquisition costs and to lower churn rates, the Company has also implemented a new dealer commission structure based on revenue sharing instead of upfront payments.

In 1Q12, the Russian Business Unit launched a number of initiatives aimed at increasing productivity through organizational structure optimization and through improving business process efficiency.

KEY DEVELOPMENTS 1Q12

•	Mobile subscriber base grew 5% YoY to 55.6 million, but declined 3% as compared with 4Q11; mobile broadband subscribers increased 12% YoY to 2.6 million

•	Total revenue in Russia grew by 11% YoY to RUB 67 billion primarily as a result of higher service revenues driven by growth in content and small screen internet activities.

•	EBITDA increased by 9% YoY reversing the declining trend seen last year, as a result of revenue growth, improvement in service margins and cost control measures.

•

EBITDA margin was 41.3% and declined compared to 1Q11, impacted primarily by a decrease in APPM driven by the competitive environment and growth in low-margin handset sales, as well as higher technical and IT costs and an increase in payroll tax.

•	Mobile revenues increased 11% YoY driven by solid mobile data revenue growth and sales of devices.

•	Mobile ARPU in Russia increased by 2% to RUB 314 from RUB 308 in 1Q11, stimulated by growing usage and VAS.

•	Mobile data traffic grew 118% YoY in 1Q12, leading to revenues totaling RUB 6 billion, an increase of 39% from 1Q11.

•	Fixed-line revenues increased 11% YoY due to continuing growth in fixed broadband revenues, up 48% YoY. The fixed broadband subscriber base reached over 2 million, up 42% YoY.

•

CAPEX/Revenues was 9% in 1Q12, in line with our network construction planning. Capex/Revenues LTM stood at 20.7%. The Company will continue to invest in its 3G network development and aims to match its main competitors in terms of population coverage in main cities in 43 key regions by 2013. The Company expects Capex for the full year 2012 to be below 1Q12 LTM level.

VimpelCom Ltd. 1Q 2012  |    8

RUSSIA KEY INDICATORS

RUB mln	1Q12	1Q11	YoY
Total operating revenues	67,022	60,334	11%
Total operating expenditures	39,364	34,939	13%
EBITDA	27,658	25,395	9%
EBITDA margin	41.3%	42.1%
Capex	6,140	9,486	-35%
Capex / revenues	9%	16%

Mobile
Mobile total operating revenues	55,576	50,067	11%
- of which mobile data	5,510	3,960	39%
Mobile subscribers (‘000)	55,622	52,991	5%
- of which mobile broadband (‘000)	2,579	2,313	12%
Mobile ARPU (RUR)	314	308	2%
MOU	254	218	17%

Fixed
Fixed-line total operating revenues	11,445	10,267	11%
Fixed Broadband revenues	2,795	1,891	48%
Fixed Broadband subscribers (‘000)	2,224	1,569	42%
Fixed Broadband ARPU (RUR)	426	409	4%

VimpelCom Ltd. 1Q 2012  |    9

BUSINESS UNIT EUROPE & NA – FINANCIAL AND OPERATING RESULTS ITALY

•	Relative outperformance continues in Italy with 3% underlying Revenue growth, excl. MTR impact

•	EBITDA declines 2% YoY with stable result in mobile offset by decrease in fixed

•	Solid subscriber growth across all market segments: Mobile subscribers up 4%, fixed voice subscribers up 3% and fixed broadband subscribers up 9%

•	Data revenue growth momentum strong: Mobile Internet Revenues up 40%, messaging Revenues up 14%, fixed broadband Revenues up 9%

In the first quarter of 2012 WIND continued to deliver a solid performance in a market that remained highly competitive. Service revenues in the period declined marginally with mobile service revenues flat, with an underlying growth rate, excluding the impact of MTR cuts, of 5%. Fixed-line service revenues were negatively affected by the reduced commercial push on the indirect market and lower pay-per-use traffic. The marginal reduction in the top line coupled with an increase in commercial Opex and increasing collection periods in fixed-line, led to a 2% reduction in EBITDA.

In line with the VimpelCom Value Agenda, WIND continued to focus on delivering profitable growth. In Data, performance remained strong with Mobile Internet revenues recording an impressive 40% growth, messaging revenues increasing by 14% and fixed broadband revenues up 9%. In Mobile, the Company continued to concentrate its commercial efforts on bundled offerings both in pre-paid and postpaid with the aim of increasing customer loyalty and stabilizing the revenue stream.

In Fixed-line the growth trend in 1Q12 remained positive with a 6% increase in higher value direct subscribers and a 9% growth in fixed broadband subscribers. From a revenue perspective the quarter was however impacted by the promotional period on WIND’s mainstream dual-play offerings and by the aforementioned reduction of commercial focus on the lower margin indirect segment.

KEY DEVELOPMENTS 1Q12

•	Total revenues were stable in 1Q12 at EUR 1,346 million with an underlying growth (excl. MTR cut) of 3%

•	Mobile service revenues in 1Q12 were flat YoY, impacted by the MTR reduction, net of which service revenues would have increased 5%.

•

Fixed-line service revenues in the quarter declined by 2% as a result of reduced commercial push on indirect, with a view to optimizing margins, and lower pay-per-use traffic driven by competitive pressure in the market.

•

EBITDA in 1Q12 declined 2% YoY to EUR 487 million, delivering a solid overall margin of 36.2%. EBITDA decreased mainly as a result of a phasing of advertising expenditure in 1Q12 and higher bad debt provisioning for fixed-line customers.

•

Capex in 1Q12 was EUR 193 million and was mainly invested in expanding coverage and capacity on the HSDPA mobile network and increasing the backhauling capacity to support the strong growth in data. The Capex amount also includes EUR 28 million of capitalized costs in relation to the LTE frequencies acquired. In the quarter the Company continued its site sharing initiatives.

•

Mobile subscriber growth remained strong in 1Q12 with WIND increasing its customer base by 4% to over 21.1 million driven by the success of its bundle offerings and ongoing growth in Mobile broadband, which saw subscribers increase by 12% YoY. Mobile churn remained high mainly driven by the continued market focus on MNP promotions to acquire new subscribers. Actions to reduce the churn level have been implemented, including processes to detect the early signals of churn in the customer base as well as a more disciplined approach to dealer remuneration for customers acquired in MNP.

•

In mobile, data ARPU grew 14% to EUR 3.8 representing 26% of the total mobile ARPU of EUR 14.7. Voice ARPU remained under pressure as a result of the cut in MTR, strong growth in data-only SIM cards, which do not generate voice revenues, and competitive intensity.

•

The fixed-line business continued to perform strongly in 1Q12 with voice subscribers growing 3% to 3.18 million, of which an increasing proportion are higher value direct voice subscribers, up 6% to 2.45 million. The Broadband segment also posted a strong result with subscribers exceeding 2.2 million, an increase of 9% over 1Q11. Dual-play subscribers grew by 9% YoY reaching 1.81 million.

•	Fixed-line ARPU decreased by 4% to EUR 32.3 in 1Q12 driven by the promotional activity resulting from competitive pressure. Broadband ARPU declined marginally to EUR 18.9.

•

In early April WIND prepaid its term loan A maturities for 2012 and 2013 for an amount of EUR 500 million. Concurrently, its subsidiary WAF SA issued a EUR 500 million equivalent tap of Senior Secured Notes due 2018. The proceeds of the offering were used, in part, to repay EUR 250 million of indebtedness related to an outstanding bridge loan entered into October 2011.

VimpelCom Ltd. 1Q 2012  |    10

ITALY KEY INDICATORS*

Euro mln	1Q12	1Q11	YoY
Total operating revenues	1,346	1,351	0%
Total operating expenditures	859	854	1%
EBITDA	487	496	-2%
EBITDA margin	36.2%	36.8%
Capex	193	146	32%
Capex / revenues	14%	11%

Mobile
Total revenues	983	982	0%

Subscribers (‘000)	21,132	20,279	4%
– of which mobile broadband (‘000) (1)	4,525	4,027
ARPU (€)	14.7	15.4	-5%
MOU	205	187	9%

Fixed
Total revenues	363	369	-2%

Total voice subscribers (‘000)	3,182	3,085	3%
Total fixed-line ARPU (€)	32.3	33.6	-4%
Broadband subscribers (‘000)	2,211	2,030	9%
Broadband ARPU (€)	18.9	19.3	-2%
Dual-play subscribers (‘000)	1,809	1,662	9%

(1)	Mobile broadband includes consumer customers that have performed at least one mobile Internet event in the previous month on 2.5G/3G/3.5G

VimpelCom Ltd. 1Q 2012  |    11

CANADA

During 1Q 2012, WIND Mobile continued its “Value Plus” strategy execution adding primarily postpaid subscribers while carefully managing pre-paid economics for both voice and mobile broadband customers. WIND Mobile continued to grow its distribution, ending the quarter with 481 total points of sale including 215 branded locations. The company also continued expanding its network and improving its quality in existing networks.

On March 14, 2012, the Minister of Industry announced that the Canadian government has made key telecom decisions on foreign ownership restrictions and spectrum policy. Specifically, he announced:

•

The Telecom Act will be amended to remove foreign investment restrictions for telecom companies that hold less than a 10% share of the total Canadian telecom market (i.e., all companies but Bell, Rogers and TELUS (the “Incumbents”)).

•	Companies that are successful in growing their market share to greater than 10% organically (i.e. other than by way of merger or acquisitions) will continue to be exempt from the restrictions.

•	The government will be applying 2X5MHz caps in the upcoming 700MHz auction.

•	The 2,500MHz auction with take place in early 2014.

•	The government will improve and extend the existing policy on national roaming and tower sharing and will improve transparency and information sharing to facilitate agreements between companies.

WIND Mobile is assessing the 700 MHz spectrum auction rules and although clearly advantageous to wireless incumbents, there is a prime 2X5 MHz band available in certain regions that could be beneficial to WIND Mobile’s long term strategy.

CANADA KEY INDICATORS

	1Q12	1Q11	YoY
Subscribers (‘000)	415	272	53%
ARPU (CAD)	27.3	26.7	2%

VimpelCom Ltd. 1Q 2012  |    12

BUSINESS UNIT AFRICA & ASIA - FINANCIAL AND OPERATING RESULTS

•	Organic Revenue growth of 9% YoY; Revenues of USD 927 million, with currency devaluation in local markets adversely impacting Revenues in USD

•	Organic EBITDA growth of 12% YoY; EBITDA of USD 424 million

•	EBITDA margin stood at 46% compared to 45% in 1Q11, as a result of successful OPEX reduction as part of operational excellence initiatives

•	Subscriber base increased by 19% to over 86 million

•	Impressive performance in Pakistan with organic increase in Revenue and EBITDA of 10% and 15% respectively

•	Sale of controlling interest in GTEL Mobile in Vietnam

In the first quarter of 2012, total operating revenues in Africa and Asia increased by 4% YoY, adversely impacted by local currency devaluation against the USD in main operating countries – Algeria, Pakistan and Bangladesh. However, due to OPEX savings and cost management, EBITDA growth exceeded revenue growth for the quarter, increasing 5% YoY, leading to an improved EBITDA margin of 46%. Operational performance in local currency showed significant growth across the board. Total subscribers grew by 19% to over 86 million customers.

ALGERIA (“DJEZZY”)

In Algeria, Djezzy’s subscribers increased 14%, as a result of strong customer acquisitions coupled with successful loyalty campaigns aimed at customer retention. Revenues increased 7%, mainly due to a focus on high-value subscribers. EBITDA grew by 8%, supported by strong cost savings. ARPU for the 1Q12 declined 4%, showing some ARPU dilution partly due to lower MOU as a result of extreme weather conditions. CAPEX remained low due to the ongoing ban on foreign currency transfers preventing the payment of essential suppliers, as well as the import of equipment critical to network maintenance and necessary expansion.

PAKISTAN (“MOBILINK”)

In Pakistan, despite heavy competition, subscriber acquisitions remained healthy for the quarter, due to Mobilink’s focus on acquisition activities and promotions, as well as various retention initiatives, resulting in a 9% increase YoY. Revenues showed 10% growth in local currency terms YoY. The increase is a result of steady growth of the subscriber base, VAS and data uptake and higher administrative fees. EBITDA increased 15%, as a result of tariff optimization and improved cost control measures for cost of sales. Mobilink’s ARPU showed an increase of 2%, mostly due to high uptake in VAS and data offerings. CAPEX has decreased by 47% as a result of a slowdown in capacity roll-out for the network before proceeding with network modernization.

BANGLADESH (“BANGLALINK”)

In Bangladesh, subscribers grew by 23% compared to the first quarter last year, mostly driven by strong customer acquisitions following the reduction of the SIM Tax in June 2011. Revenues increased 19% in local currency terms YoY, boosted by effective subscriber acquisition strategy for the quarter, in addition to a higher level of VAS and data adoption. EBITDA increased 13%, mostly attributable to higher revenues for the quarter coupled with operational excellence initiatives with network OPEX focus. CAPEX grew by 123% in comparison to 1Q11 in order to accommodate banglalink’s growing subscriber base.

SUB SAHARAN AFRICA (“TELECEL GLOBE”)

Telecel Globe operations showed over 35% growth in their subscriber bases compared to the previous year. Customer retention and increased commercial activity in Burundi led to an increased share in the market. Meanwhile, successful rebranding in Zimbabwe aided in increasing the number of subscribers. Telecel Globe’s EBITDA showed an organic growth of 29%, surpassing organic revenue growth of 25% for 1Q12. CAPEX for Telecel Globe decreased by 75% compared to the previous year’s aggressive 3G roll-out and network expansion investments.

SOUTH EAST ASIA

The subscriber base exceeded 4 million customers, showing a 250% increase compared to last year. Laos saw a boost in VAS uptake after the launch of 3G services at the end of 4Q11, while Cambodia showed steady contribution to total subscribers in our South East Asia cluster. The Company sold its controlling, indirect 49% interest in GTEL Mobile in Vietnam in April 2012 for USD 45 million.

VimpelCom Ltd. 1Q 2012  |    13

AFRICA & ASIA* KEY INDICATORS

USD mln	1Q12	1Q11	YoY
Total operating revenues	927	891	4%
Total operating expenditures	503	487	3%
EBITDA	424	404	5%
EBITDA margin	45.7%	45.3%
Capex	69	76	-9%
Capex / revenues	7%	9%
Mobile Subscribers (‘000)	86,273	72,234	19%

*	Africa & Asia operations include operations in Algeria, Pakistan, Bangladesh, Sub-Saharan Africa and South East Asia. For details per country unit please see Attachment B

AFRICA & ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln
	1Q12	1Q11	YoY
Total operating revenues	34.3	32.0	7%
EBITDA	20.6	19.0	8%
EBITDA margin	60.0%	59.4%

PAKISTAN

PKR bln
	1Q12	1Q11	YoY
Total operating revenues	25.9	23.5	10%
EBITDA	10.9	9.6	15%
EBITDA margin	42.2%	40.6%

BANGLADESH

BDT bln
	1Q12	1Q11	YoY
Total operating revenues	10.7	9.0	19%
EBITDA	3.7	3.2	13%
EBITDA margin	34.0%	35.7%

VimpelCom Ltd. 1Q 2012  |    14

BUSINESS UNIT UKRAINE – FINANCIAL AND OPERATING RESULTS

•	Total Revenue growth of 3% YoY to UAH 3.1 billion; growth in both mobile and fixed-line Revenue continued

•	Mobile subscriber base increased 2% YoY to almost 25 million

•	Fixed residential broadband subscriber base grew 96%

•	EBITDA margin at 51.1%

The Ukraine Business Unit delivered solid results in the first quarter of 2012 with growth in all revenue streams mainly supported by continued transition to bundles in mobile and strong sales in fixed residential broadband. To maintain cost efficiencies, the Company has launched various operational excellence projects, including optimization of the infrastructure portfolio.

•	Total revenues increased 3% YoY to UAH 3.1 billion due to growth in mobile and fixed-line revenues.

•

Mobile revenues were up 2% YoY backed by growth of voice and data traffic within the continued strategy of transition to bundles. VimpelCom solidified its market position in 1Q12 and increased its active mobile subscriber base by 2% YoY to 24.9 million.

•

Fixed-line revenues increased by 16% YoY, mainly due to a 82% increase in fixed residential broadband revenue driven by a significant increase in the fixed residential broadband subscriber base of 96% YoY to 461 thousand, resulting from increased buildings coverage and active sales in already connected buildings.

•

EBITDA declined YoY primarily due to higher interconnect costs, growth of network costs and other operational expenses as a result of higher traffic and inflation. EBITDA margin was healthy at 51.1%, though lower than in 1Q11. EBITDA margin in 1Q11 was 54.0% when the Company capitalized on realized OPEX savings from integration, mainly in areas of commercial, HR and administrative costs. In 1Q12 EBITDA margin was lower than the FY11 margin of 53.2%, but the Company expects this to be temporary and has measures in place to improve the margin going forward.

•	Capex was 3% below 1Q11 in line with the infrastructure optimization program in the framework of the Value Agenda.

UKRAINE KEY INDICATORS

UAH mln	1Q12	1Q11	YoY
Total operating revenues	3,079	2,981	3%
Total operating expenditures	1,505	1,372	10%
EBITDA	1,574	1,609	-2%
EBITDA margin	51.1%	54.0%
Capex	356	369	-3%
Capex / revenues	12%	12%

Mobile
Mobile total operating revenues	2,830	2,766	2%
Mobile subscribers (‘000)	24,890	24,398	2%
Mobile ARPU (UAH)	37.5	37.7	-1%
MOU	484	466	4%

Fixed-line
Fixed-line total operating revenues	249	214	16%
Fixed-line broadband revenues	58	32	82%
Fixed-line broadband subscribers (‘000)	461	235	96%
Fixed-line broadband ARPU (UAH)	45.2	49.2	-8%

VimpelCom Ltd. 1Q 2012  |    15

BUSINESS UNIT CIS – FINANCIAL AND OPERATING RESULTS

•	Organic Revenue growth of 9% YoY; Revenue of USD 379 million

•	Mobile data Revenue growth of 80% to USD 28 million

•	Mobile subscribers up 28% to 20.7 million

•	Fixed broadband subscribers more than doubled

•	Organic EBITDA growth of 2% YoY; EBITDA of USD 161 million; EBITDA margin of 42.5%

The CIS markets continue to provide strong growth opportunities in an increasingly competitive environment which has also been affected by certain governmental measures in key markets. In Kazakhstan and Uzbekistan, our key CIS markets, VimpelCom strengthened its market positions as a result of both strong product offerings and efficient sales and marketing efforts.

To secure profitable growth in the CIS, the Company launched an operational excellence program in all markets. The main projects, focused on continued data development, are on schedule and the network expansion continues to support traffic and revenue growth.

•	In 1Q12, total revenues grew 9% organically YoY. However, reported revenues increased 8% YoY to USD 379 million due to unfavorable currency movements.

•	Total mobile revenue increased by 10% YoY in 1Q12. The slowdown in voice growth was compensated by significant data growth with increasing data services consumption.

•	In 1Q12, fixed-line revenue decreased 10% YoY, impacted mainly by voice and wholesale revenue declines in Armenia and Tajikistan.

•	EBITDA increased 2% YoY organically and reported EBITDA increased by 0.9% to USD 161 million.

•	EBITDA margin of 42.5% in 1Q12 was 2.8 p.p. lower than a year ago, primarily due to intensified competition in key markets, a new tax in Uzbekistan and increased network costs.

•	Capex decreased by 16% YoY in 1Q12 in line with investment plans. Network construction is in progress and the Company continues to roll out both 2G and 3G networks.

KAZAKHSTAN

Kazakhstan, the largest market in the CIS, achieved organic revenue growth of 5% YoY in 1Q12, affected by the competitive environment and a limitation on tariffs introduced by the regulator, which resulted in an APPM decline. EBITDA in local currency declined by 6.8%, as a result of the mentioned impacts on revenue and of the consolidation of the lower margin FTTB business since April 2011. Consequently EBITDA margin declined by 5.8 p.p. YoY, but the Company expects this to be partially recovered throughout the rest of the year.

UZBEKISTAN

In Uzbekistan, the subscriber base continued to grow in all segments and revenue was up 33% YoY in 1Q12. The EBITDA margin was 44.6%, a slight decline YoY, as a result of increased competition and higher Opex due to a newly introduced tax on customer base. EBITDA increased 30% YoY.

ARMENIA

Revenues in Armenia declined organically by 11% YoY in 1Q12 as a result of stagnating voice revenues and a lower level of terminated traffic in the fixed-line segment. In the mobile revenue stream, the decrease of 9% was mainly due to lower sales of devices and lower interconnect revenues. Fixed and mobile data services, however, demonstrated strong growth both in revenue and subscribers. EBITDA grew organically by 1.3% YoY and EBITDA margin was up 4.5 p.p. YoY to 38.2%.

KYRGYZSTAN

Kyrgyzstan continues to show positive dynamics in subscriber base and revenue growth. EBITDA grew organically 10% YoY resulting in a stable EBITDA margin in local currency of 55.5%. APPM remained stable YoY in 1Q12, accompanied by growth in usage of both voice and data services. Mobile data usage translated into a significant mobile data revenue increase of 134% YoY.

TAJIKISTAN

In Tajikistan, revenues increased 3% YoY for 1Q12 impacted by a decline in the wholesale segment. EBITDA remained flat and EBITDA margin declined 3 p.p. YoY.

GEORGIA

Georgia demonstrated strong results with subscriber base growth of 43%, organic revenue growth of 26% and a 44% increase in EBITDA YoY in 1Q12, despite APPM erosion due to the competitive environment. EBITDA margin increased 2.9 p.p. YoY.

VimpelCom Ltd. 1Q 2012  |    16

CIS* KEY INDICATORS

USD mln	1Q12	1Q11	YoY
Total operating revenues	379	351	8%
Total operating expenditures	218	192	14%
EBITDA	161	159	1%
EBITDA margin	42.5%	45.3%
Capex	61	73	-16%
Capex / revenues	16%	21%

Mobile
Mobile subscribers (‘000)	20,716	16,168	28%
– of which mobile broadband (‘000)	644	38	n.m.
Fixed
Fixed-line broadband subscribers (‘000)	243	113	115%
Fixed-line broadband revenues	10	6	60%

*	CIS operations include operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan, Tajikistan, and Georgia.

For	details per country unit please see Attachment B

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN

KZT mln
	1Q12	1Q11	YoY
Total operating revenues	28,237	26,850	5%
EBITDA	12,706	13,637	-7%
EBITDA margin	45.0%	50.8%

UZBEKISTAN

USD mln
	1Q12	1Q11	YoY
Total operating revenues	79	59	33%
EBITDA	35	27	30%
EBITDA margin	44.6%	45.8%

VimpelCom Ltd. 1Q 2012  |    17

CONFERENCE CALL INFORMATION

On May 15, 2012, the Company will host an analyst & investor conference call on its first quarter 2012 results. The call and slide presentation may be accessed at http://www.vimpelcom.com

2:00 pm CET investor and analyst conference call
US call-in number:	+ 1 877 616-4476
International call-in number:	+ 1 402 875-4763

The conference calls replay and the slide presentation webcasts will be available until May 22, 2012 and June 15, 2012, respectively. The slide presentations will also be available for download on the Company’s website.

2:00 pm CET investor and analyst call replay
US Replay number: Confirmation code :	+1 855 859-2056 75544656

International replay: Confirmation code :	+1 404 537-3406 75544656

CONTACT INFORMATION

INVESTOR RELATIONS Gerbrand Nijman Investor_Relations@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	MEDIA AND PUBLIC RELATIONS Bobby Leach Tel: +31 20 79 77 200 (Amsterdam)
Stefano Songini ir@mail.wind.it Tel +39 06 83111 (Rome)
Noha Khalil Investor_Relations@vimpelcom.com otinvestorrelations@otelecom.com Tel: +31 20 79 77 200 (Amsterdam) Tel: +202 2461 5050 / 51 (Cairo)

VimpelCom Ltd. 1Q 2012  |    18

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company’s financial performance objectives, development plans and anticipated performance, and include statements relating to the Company’s revenue and EBITDA expectations. The forward-looking statements included in this release are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. In addition, there are risks related to the combination with Wind Telecom, including the possibility that the anticipated benefits of the combination may not materialize as expected, that we are unable to realize the synergies anticipated from the transaction and other risks and uncertainties that are beyond the Company’s control. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

ABOUT VIMPELCOM LTD

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 782 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of March 31, 2012 VimpelCom had 209 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com

VimpelCom Ltd. 1Q 2012  |    19

CONTENT OF THE ATTACHMENT TABLES

Attachment A	VimpelCom Ltd Interim Financial Statements	21

Attachment B	Country units key indicators CIS and Africa & Asia	24

Attachment C	Reconciliation Tables	27
	Average Rates of Functional Currencies to USD

Attachment D	WIND Telecomunicazioni group condensed financial statement of income	29

Attachment E	Definitions	30

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook1Q2012.xls on our website at http://vimpelcom.com/ir/financials/results.wbp

VimpelCom Ltd. 1Q 2012  |    20

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME (ACTUAL)

(In millions of USD, except per share amounts)	1Q12	1Q11
Service revenues	5,436	2,672
Sale of equipment and accessories	133	66
Other revenues	50	2

Total operating revenues	5,619	2,740

Operating expenses
Service costs	1,226	624
Cost of equipment and accessories	135	82
Selling, general and administrative expenses	1,947	831
Depreciation	727	423
Amortization	532	143
Impairment loss/(gain)	(6)	—
Loss on disposals of non-current assets	43	10

Total operating expenses	4,604	2,113

Operating profit	1,015	627

Finance costs	484	141
Finance income	(41)	(15)
Other non-operating losses/(gains)	26	(6)
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	16	(44)
Net foreign exchange gain	(63)	(98)

Profit before tax	593	649

Income tax expense	239	129

Profit for the period	354	520

Attributable to:
Non-controlling interest	36	20
The owners of the parent	318	500

	354	520

Earnings per share
Basic, profit for the period attributable to ordinary equity holders of the parent	$0.20	$0.39
Diluted, profit for the period attributable to ordinary equity holders of the parent	$0.20	$0.39

VimpelCom Ltd. 1Q 2012  |    21

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION (ACTUAL)

(In millions of USD)	31 March 2012, unaudited	31 December 2011, audited
Assets
Non-current assets
Property and equipment	15,572	15,165
Intangible assets	11,797	11,825
Goodwill	17,366	16,776
Investments in associates and joint ventures	457	388
Deferred tax asset	370	386
Financial assets	1,549	1,536
Other non-financial assets	46	92

Total non-current assets	47,157	46,168

Current assets
Inventories	227	227
Other non-financial assets	1,491	1,320
Trade and other receivables	2,649	2,711
Current income tax asset	233	293
Other financial assets	331	345
Cash and cash equivalents	4,033	2,325

Total current assets	8,964	7,221

Assets classified as held for sale	—	650

Total assets	56,121	54,039

Equity and liabilities
Equity
Equity attributable to equity owners of the parent	14,343	14,037
Non-controlling interests	947	865

Total equity	15,290	14,902

Non-current liabilities
Financial liabilities	27,510	25,724
Provisions	521	402
Other non-financial liabilities	458	442
Deferred tax liability	1,563	1,624

Total non-current liabilities	30,052	28,192

Current liabilities
Trade and other payables	4,140	4,566
Dividend payables	554	—
Other non-financial liabilities	2,563	2,030
Other financial liabilities	3,061	3,118
Current income tax payable	411	399
Provisions	50	182

Total current liabilities	10,779	10,295

Liabilities associated with assets held for sale	—	650

Total equity and liabilities	56,121	54,039

VimpelCom Ltd. 1Q 2012  |    22

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (ACTUAL)

(In millions of USD)	1Q12	1Q11
Operating activities
Profit after tax	354	520
Tax expense	239	129
Profit/(loss) from discontinued operations	—	—

Profit before tax	593	649

Non-cash adjustment to reconcile profit before tax to net cash flows:
Depreciation	727	423
Amortization	532	143
Impairment loss/(gain)	(6)	—
Loss on disposals of non-current assets	43	10
Finance income	(41)	(15)
Finance costs	484	141
Other non-operating (gains)/losses	26	(6)
Net foreign exchange loss (income)	(63)	(98)
Share of net profit of associate	16	(44)
Movements in provisions and pensions	6	—
Working capital adjustments:
(Increase)/Decrease in trade and other receivables and prepayments	(142)	(128)
(Increase)/Decrease in inventories	—	(50)
Increase/(decrease) in trade and other payables	(95)	119
Interest paid	(408)	(39)
Interest received	96	15
Income tax paid	(161)	(103)

Net cash flows from operating activities	1,607	1,017

Investing activities
Proceeds from sale of property and equipment and intangible assets	7	7
Purchase of property and equipment and intangible assets	(872)	(567)
Payments of loans granted	(50)	—
Receipts/(payments) from deposits and loans granted	1	(557)
Receipts from/(investments in) associates	—	13
Acquisition of subsidiaries, net of cash acquired	(1)	(104)

Net cash flows used in investing activities	(915)	(1,208)

Financing activities
Net proceeds from exercise of share options	—	—
Acquisition of non-controlling interest	(9)	—
Proceeds from borrowings net of fees paid	1,412	1,494
Repayment of borrowings	(463)	(102)
Purchase of treasury shares	—	(4)
Proceeds from sale of treasury stock	1	—
Dividends paid to equity holders of the parent	—	(256)
Dividends paid to non-controlling interests	—	—

Net cash flows used in financing activities	941	1,132

Net increase in cash and cash equivalents	1,633	941
Net foreign exchange difference	75	32
Cash and cash equivalents at beginning of period	2,325	885

Cash and cash equivalents at end of period	4,033	1,858

VimpelCom Ltd. 1Q 2012  |    23

ATTACHMENT B: COUNTRY UNITS KEY INDICATORS

AFRICA & ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln
	1Q12	1Q11	YoY
Total operating revenues	34.3	32.0	7%
EBITDA	20.6	19.0	8%
EBITDA margin	60.0%	59.4%
Capex (USD)	10	4	150%
Capex / revenues (USD)	2%	1%

Mobile
Subscribers (‘000)	17,691	15,509	14%
ARPU	657	683	-4%
MOU	269	284	-5%

PAKISTAN

PKR bln
	1Q12	1Q11	YoY
Total operating revenues	25.9	23.5	10%
EBITDA	10.9	9.6	15%
EBITDA margin	42.2%	40.6%
Capex (USD)	24	45	-47%
Capex / revenues (USD)	8%	16%

Mobile
Subscribers (‘000)	35,788	32,707	9%
ARPU	239	235	2%
MOU	215	206	4%

BANGLADESH

BDT bln
	1Q12	1Q11	YoY
Total operating revenues	10.7	9.0	19%
EBITDA	3.7	3.2	13%
EBITDA margin	34.0%	35.7%
Capex (USD)	29	13	123%
Capex / revenues (USD)	22%	10%

Mobile
Subscribers (‘000)	24,742	20,127	23%
ARPU	145	148	-2%
MOU	217	205	6%

SUB SAHARAN AFRICA (TELECEL GLOBE)

USD mln
	1Q12	1Q11	YoY
Total operating revenues	22.4	24.6	-9%
EBITDA	6.3	4.3	46%
EBITDA margin	28.1%	17.5%

Mobile
Subscribers (‘000)	3,499	2,584	35%

SEA (CONSOLIDATED)

USD mln
	1Q12	1Q11	YoY
Total operating revenues	22.8	10.0	128%
EBITDA	(6)	(3)
EBITDA margin	n.a.	n.a.

Mobile
Subscribers (‘000)	4,554	1,307	248%

VimpelCom Ltd. 1Q 2012  |    24

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN

KZT mln
	1Q12	1Q11	YoY
Total operating revenues	28,237	26,850	5%
EBITDA	12,706	13,637	-7%
EBITDA margin	45.0%	50.8%
Capex (USD)	13	10	23%
Capex / revenues (USD)	7%	6%

Mobile
Subscribers (‘000)	8,364	6,987	20%
ARPU (KZT)	1,049	1,174	-11%
MOU	180	113	59%

ARMENIA

AMD mln
	1Q12	1Q11	YoY
Total operating revenues	15,104	16,890	-11%
EBITDA	5,766	5,693	1%
EBITDA margin	38.2%	33.7%
Capex (USD)	3	9	-63%
Capex / revenues (USD)	8%	19%

Mobile
Subscribers (‘000)	753	699	8%
ARPU (AMD)	2,508	2,839	-12%
MOU	252	238	6%

UZBEKISTAN

USD mln
	1Q12	1Q11	YoY
Total operating revenues	79	59	33%
EBITDA	35	27	30%
EBITDA margin	44.6%	45.8%
Capex (USD)	38	40	-3%
Capex / revenues (USD)	48%	68%

Mobile
Subscribers (‘000)	7,344	5,102	44%
ARPU (USD)	3	4	-8%
MOU	376	391	-4%

TAJIKISTAN

USD mln
	1Q12	1Q11	YoY
Total operating revenues	21	21	3%
EBITDA	9	9	-3%
EBITDA margin	41.9%	44.9%
Capex (USD)	3	3	-15%
Capex / revenues (USD)	14%	14%

Mobile
Subscribers (‘000)	1,008	804	25%
ARPU (USD)	7	8	-12%
MOU	219	203	7%

VimpelCom Ltd. 1Q 2012  |    25

GEORGIA

GEL mln
	1Q12	1Q11	YoY
Total operating revenues	26.7	21.2	26%
EBITDA	6	4	44%
EBITDA margin	22.1%	19.2%
Capex (USD)	3	7	-62%
Capex / revenues (USD)	17%	59%

Mobile
Subscribers (‘000)	875	611	43%
ARPU (GEL)	10	11	-9%
MOU	216	147	47%

KYRGYZSTAN

KGS mln
	1Q12	1Q11	YoY
Total operating revenues	1,602	1,445	11%
EBITDA	889	808	10%
EBITDA margin	55.5%	56.0%
Capex (USD)	2	4	-57%
Capex / revenues (USD)	5%	12%

Mobile
Subscribers (‘000)	2,373	1,965	21%
ARPU (KGS)	223	243	-8%
MOU	272	290	-6%

VimpelCom Ltd. 1Q 2012  |    26

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM* (PRO FORMA)

USD mln
	1Q12	1Q11
Unaudited pro forma

EBITDA	2,311	2,285

Depreciation	(727)	(730)
Amortization	(532)	(665)
Impairment (loss)/gain	6	23
Loss on disposals of non-current assets	(43)	(10)

EBIT	1,015	903

Financial Income and Expenses	(443)	(464)
- including finance income	41	36
- including finance costs	(484)	(500)
Net foreign exchange (loss)/gain and others	21	184
- including Other non-operating (losses)/gains	(26)	—
- including Shares of (loss)/profit of associates and joint ventures accounted for using the equity method	(16)	16
- including Net foreign exchange (loss)/gain	63	168

Profit before tax	593	623

Income tax expense	(239)	(185)

Profit for the period	354	438

Profit for the period attributable to non-controlling interest	(36)	12

Net income	318	450

*	See also the supplementary file Factbook1Q2012.xls on our website at http://vimpelcom.com/ir/financials/results.wbp

VimpelCom Ltd. 1Q 2012  |    27

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM* (ACTUAL)

USD mln
	1Q12	1Q11
Unaudited

EBITDA	2,311	1,203

Depreciation	(727)	(423)
Amortization	(532)	(143)
Impairment (loss)/gain	6	—
Loss on disposals of non-current assets	(43)	(10)

EBIT	1,015	627

Financial Income and Expenses	(443)	(126)
- including finance income	41	15
- including finance costs	(484)	(141)
Net foreign exchange (loss)/gain and others	21	148
- including Other non-operating (losses)/gains	(26)	6
- including Shares of (loss)/profit of associates and joint ventures accounted for using the equity method	(16)	44
- including Net foreign exchange (loss)/gain	63	98

Profit before tax	593	649

Income tax expense	(239)	(129)

Profit for the period	354	520

Profit for the period attributable to non-controlling interest	(36)	(20)

Net income	318	500

*	See also the supplementary file Factbook1Q2012.xls on our website at http://vimpelcom.com/ir/financials/results.wbp

VimpelCom Ltd. 1Q 2012  |    28

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF VIMPELCOM CONSOLIDATED NET DEBT (ACTUAL)

USD mln	1Q12	4Q11
Net debt	24,339	24,373
Cash and cash equivalents	4,033	2,325
Long-term and short-term deposits	219	178
Gross debt	28,591	26,876
Interest accrued related to financial liabilities	450	488
Fair value adjustment	148	161
Discounts, unamortized fees related to financial liabilities	(103)	(102)
Unamortised fair value adjustment under acquisition method of accounting	909	910
Derivatives not designated as hedges	403	365
Derivatives designated as hedges	173	144
Total other financial liabilities	30,571	28,842

AVERAGE RATES OF FUNCTIONAL CURRENCIES TO USD*

	Average rates			Closing rates
	1Q12	1Q11	YoY	1Q12	FY11	Delta
Russian Ruble	30.03	29.27	-2.5%	29.33	32.20	9.8%
Euro	0.76	0.71	-6.3%	0.75	0.77	3.1%
Algerian Dinar	75.13	73.01	-2.8%	73.91	75.33	1.9%
Pakistan Rupee	90.61	85.50	-5.6%	90.65	89.95	-0.8%
Bangladeshi Taka	82.78	71.39	-13.8%	81.79	81.83	0.1%
Ukrainian Hryvnia	7.99	7.95	-0.5%	7.99	7.99	0.0%
Kazakh Tenge	148.14	146.42	-1.2%	147.77	148.40	0.4%
Armenian Dram	388.47	365.93	-5.8%	390.64	385.77	-1.2%
Kyrgyz Som	46.71	47.39	1.5%	46.83	46.48	-0.7%

*	Functional currencies in Tajikistan, Uzbekistan and Cambodia are USD.

ATTACHMENT D: WIND TELECOMUNICAZIONI GROUP CONDENSED STATEMENTS OF INCOME

EUR mln
	1Q12	1Q11	Change
Total operating revenues	1,346	1,351	0%
EBITDA	487	497	-2%
D&A	(270)	(232)	16%
EBIT	217	264	-18%
Financial Income and expenses	(220)	(194)	13%
Profit before tax	(3)	70	-104%
Income tax	(38)	(50)	-24%
Profit/(Loss) from discontinued operations	—	5	n.m.
Net income	(40)	25	n.m.

VimpelCom Ltd. 1Q 2012  |    29

ATTACHMENT E: DEFINITIONS

EBITDA and EBITDA Margin are non-GAAP financial measures. VimpelCom calculates EBITDA as profit for the period before depreciation, amortization, impairment loss, finance costs, income tax expense and the other line items reflected in the reconciliation table above. Our Russia Business Unit excludes certain expenses from their EBITDA. EBITDA margin is calculated as EBITDA divided by total operating revenues. EBITDA and EBITDA margin should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of EBITDA and EBITDA margin include the key revenue and expense items for which the company’s operating managers are responsible and upon which their performance is evaluated. EBITDA and EBITDA margin also assist management and investors by increasing the comparability of the company’s performance against the performance of other telecommunications companies that provide EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization) information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating profit between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA or OIBDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s or EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues or the need to replace capital equipment over time. Reconciliation of EBITDA to profit for the period, the most directly comparable IFRS financial measure, is presented in Attachment C.

EBIT is a non-GAAP measure and is calculated as EBITDA plus depreciation, amortization, impairment loss and loss on disposals of non-current assets. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and costs and Net foreign exchange (loss)/gain and others. Reconciliation of EBIT to profit for the period, the most directly comparable IFRS financial measure, is presented in Attachment C. EBIT equals operating profit.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange loss, Shares of loss/(profit) of associates and joint ventures accounted for using the equity method, and Other non-operating losses/(gains). Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage to run the business.

Net income equals profit for the period attributable to the owners of the parent.

ARPU (Monthly Average Revenue per User) is calculated by dividing service revenue during the relevant period, including revenue from voice-, roaming-, interconnect-, and value added services (including mobile data, SMS, MMS), but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of subscribers during the period and dividing by the number of months in that period. For business unit Africa & Asia (except SEA) visitors roaming revenue is excluded from service revenues.

APPM (Average Price Per Minute) is a measure used by management to assess the average price our mobile subscribers pay for using our mobile services.

MTR (Mobile Termination Rate) is a rate a mobile operator receives from other operators for terminating calls on its mobile network.

MNP (Mobile Number Portability) is an option for mobile subscribers to retain their mobile phone number when switching from one mobile operator to another.

VimpelCom Ltd. 1Q 2012  |    30

Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access via WiFi and USB modems using 3G/HSDPA technologies. Italian subsidiary measures broadband subscribers based on the number of active contracts signed. Russian business unit includes IPTV activities.

Capital expenditures (Capex), purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

Mobile subscribers are SIM-cards registered in the system as of a measurement date, users of which generated revenue at any time during the three months prior to the measurement date. This includes revenue coming from any incoming and outgoing calls, subscription fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile subscribers also includes SIM-cards for use of mobile Internet service via USB modems and subscribers for WiFi. The number for Italy is based on SIM-cards, users of which generated revenue at any time during the twelve months prior to the measurement date. For the purpose of this earnings release, we include all subscribers of Zimbabwe, which is accounted for as investment at cost, into business unit Africa & Asia and subscribers of all our Canada equity investee into business unit Europe and North America, both of which are included into total subscribers of VimpelCom.

MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period.

Net debt is a non GAAP financial measure and is calculated as gross debt represented by principal amounts of interest bearing loans, bonds, equipment financing and loans from others minus cash and cash equivalents, as well as long-term and short-term deposits. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalent and long-term and short-term deposits. Net debt should not be considered in isolation or as an alternative to other financial liabilities, or any other measure of the company financial position. Reconciliation of net debt to other financial liabilities, the most directly comparable GAAP financial measure, is presented in Attachment C.

Reportable segments, the Company identified Russia, Europe and North America, Africa & Asia, CIS and Ukraine based on the business activities in different geographical areas. Although Georgia is no longer a member of the CIS, consistent with VimpelCom’s historic reporting practice VimpelCom continues to include Georgia in its CIS reporting segment. Intersegment revenues are eliminated in consolidation.

Organic growth Revenue and EBITDA are non-GAAP financial measures that reflect changes in Revenue and EBITDA excluding foreign currency movements and other factors, such as business under liquidation, disposals, mergers and acquisitions. We believe investors should consider these measures as they are more indicative of our ongoing performance and management uses these measures to evaluate the Company’s operational results and trends.

VimpelCom Ltd. 1Q 2012  |    31

1 1Q 2012 Presentation Jo Lunder CEO Amsterdam, May 15 , 2012 th

2
Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the
Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's financial performance objectives, development plans and anticipated performance, and include statements relating to the Company’s revenue and EBITDA expectations. The forward-
looking statements in this presentation are based on management's best assessment of the Company's strategic and financial position and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. In addition, there are risks related to the combination with
Wind Telecom, including the possibility that the anticipated benefits of the combination may not materialize as expected, that we are unable to realize the synergies anticipated from the transaction and other risks and uncertainties that are beyond the Company’s control. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the
Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form
20-F for the year ended December 31, 2011 filed with the U.S. Securities and Exchange Commission
(the “SEC”) and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.

3
Key results 1Q12
*  Comparisons with 1Q11 on a Pro Forma basis and IFRS
Revenues
*
(USD billion)
5.6
(+6% organic)
EBITDA
*
(USD billion)
2.3
(+5% organic)
EBITDA margin
(%)
41.1
Net income
(USD million)
318
Total mobile subscriber
Base
*
(million)
209
(+12%)
Net cash from operating
activities (USD billion)
1.6
Russia: organic EBITDA growth of 9% YoY, reversing
previous negative trend
Africa & Asia: strong profitable growth with double-digit
organic EBITDA growth; strong performance in Pakistan
Business unit highlights

4
Strategic Update and Main Events
•
Algeria
OTH submitted a formal Notice of Arbitration against the government of the People’s Democratic Republic of Algeria
VimpelCom still open to finding an amicable resolution with the Algerian government
•
Significant part of 2012 debt maturities refinanced by bonds issued in March and April
•
Sale of controlling interest in GTEL Mobile in Vietnam
•
Final dividend to be paid before June 30, 2012
•
Appointment of Maximo Ibarra as CEO of WIND Italy

5 Business Units Performance

10.3
10.8
11.5
12.0
11.4
50.0
54.4
58.1
59.0
55.6
1Q 11
2Q 11
3Q 11
4Q 11
1Q 12

25.4
27.1
27.9
26.4
27.7
42.1%
41.5%
40.0%
37.1%
41.3%
1Q 11
2Q 11
3Q 11
4Q 11
Q1 12

59.8
22%
9%
6.1
56.5
21%
FY 11
1Q 12
1Q 12 LTM

© VimpelCom Ltd 2012

6
Russia Performance 1Q12
Revenues
(RUB billion)
71.0
69.6
65.2
60.3
+11% YoY
67.0
EBITDA and EBITDA Margin
(RUB billion)
EBITDA EBITDA Margin
+9% YoY
CAPEX CAPEX / Revenue
CAPEX
*
(RUB billion)
Highlights:
•
Double-digit Revenue growth of 11%
•
Continued strong Revenue growth in Mobile and Fixed broadband
•
EBITDA increase of 9% YoY; reversal of previous negative trend
•
EBITDA margin of 41.3%
•
Operational excellence program on track to deliver at least RUB 5 billion in annualized savings in 2012
* Capex excluding licenses
Fixed-line
Mobile
`

7
Italy Performance 1Q12
Revenues
(EUR million)
Total Revenues flat YoY
Revenue excluding Mobile incoming +3% YoY
EBITDA and EBITDA Margin
(EUR million)
-2% YoY
Excluding MTR cut +2.4% YoY
CAPEX
*
(EUR billion)
Highlights:
•
Relative outperformance continues in Italy with 3% underlying revenue growth, excluding MTR impact
•
EBITDA declines 2% YoY with stable mobile EBITDA offset by reduction in fixed EBITDA
•
Solid subscriber growth across all market segments:
Mobile subscribers up 4%, fixed voice subscribers up 3% and fixed broadband subscribers up 9%
•
Data revenue growth momentum strong:
Mobile Internet revenues up 40%,  messaging revenues up 14%, fixed broadband revenues up 9%
1,424
1,397 1,399
1,351
1,346
* Capex excluding licenses
827
857 898
906 851
155 172
127
131
132
369
370 371 387
363
1Q 11 2Q 11 3Q 11 4Q 11 1Q 12
496
526
565
533
487
36.8% 37.6%
40.5%
37.4%
36.2%
1Q 11 2Q 11 3Q 11 4Q 11 1Q 12
1.0
0.2
1.0
18%
12%
18%
FY 11 1Q 12 1Q 12 LTM
Mobile
Revenues
(excluding
Incoming)
Mobile
Incoming
Revenues
Fixed-line EBITDA EBITDA Margin
CAPEX CAPEX / Revenue

8
Africa & Asia
*
Performance 1Q12
Revenues
(USD million)
+4% YoY
EBITDA and EBITDA Margin
(USD million)
EBITDA EBITDA Margin
+5% YoY
CAPEX
**
(USD million)
Highlights:
•
Organic revenue growth of 9% YoY; Net operating revenues of USD 927 million, with currency devaluation in local markets adversely impacting revenues in USD
•
Organic EBITDA growth of 12% YoY; EBITDA of USD 424 million. EBITDA margin stood at 46% compared to 45% in 1Q11
•
Subscriber base increased by 19% to over 86 million
•
Algeria: Revenues increased 7% YoY in local currency, while EBITDA increased 8% YoY supported by strong cost savings
•
Pakistan:
•
Bangladesh:
•
Sale of controlling interest in Vietnam
* This segment includes our operations in Algeria, Pakistan, Bangladesh, Sub-Saharan Africa and South East Asia
** Capex excluding licenses
CAPEX CAPEX / Revenue
891
949
957 922
927
1Q 11
2Q 11
3Q 11 4Q 11 1Q 12
404
407
434
321
424
45.3%
42.9%
45.4%
34.8%
45.7%
1Q 11 2Q 11 3Q 11 4Q 11 1Q 12
593
69
585
16%
7%
16%
FY 11 1Q 12 1Q 12 LTM
Revenues increased 19% YoY in local currency as a result of a 23% increase in banglalink’s subscriber base
Impressive performance  with organic increase in Revenue and EBITDA of 10% and 15% respectively

3.0
3.3
3.5
3.3
3.1
1Q 11
2Q 11
3Q 11
4Q 11
1Q 12

1.6
1.8
1.9
1.7
1.6
54.0%
54.8%
53.7%
50.3%
51.1%
1Q 11
2Q 11
3Q 11
4Q 11
1Q 12

2.3
0.4
2.3
17%
12%
17%
FY 11
1Q 12
1Q 12 LTM

© VimpelCom Ltd 2012

9
Ukraine Performance 1Q12
Revenues
(UAH billion)
+3% YoY
EBITDA and EBITDA Margin
(UAH billion)
EBITDA EBITDA Margin
-2% YoY
CAPEX
*
(UAH billion)
Highlights:
•
Continued Total revenue growth of 3% YoY to UAH 3.1 billion; growth in both mobile and fixed-line revenue continued
•
Mobile subscriber base increased 2% YoY to almost 25 million
•
Fixed residential broadband subscriber base grew 96%
•
EBITDA margin healthy at 51.1%, slightly lower than FY11 of 53.2%, actions put in place to improve margins
CAPEX CAPEX / Revenue
* Capex excluding licenses

10
CIS
*
Performance 1Q12
Revenues
(USD million)
419 430
389
351
+8% YoY
379
EBITDA and EBITDA Margin
(USD million)
+1% YoY
CAPEX CAPEX / Revenue
CAPEX
**
(USD million)
Highlights:
•
Organic revenue growth of 9% YoY; revenue of USD 379 million
•
Mobile data revenue growth of 80% to USD 28 million
•
Mobile subscribers up 28% to 20.7 million
•
Fixed-line broadband subscribers more than doubled
•
Organic EBITDA growth of 2% YoY; EBITDA of USD 161 million;
•
EBITDA margin of 42.5%, down 2.8 p.p., due to intensified competition in key markets, a new tax in Uzbekistan and increased network costs
•
Kazakhstan:
•
Uzbekistan:
* This segment includes our operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan, Tajikistan and Georgia.
EBITDA EBITDA Margin Mobile Fixed-line
310
348
386
380
342
41
41
44
39
36
1Q 11 2Q 11 3Q 11 4Q 11 1Q 12
159
175
198
171
161
45.3% 45.0%
46.0%
40.8%
42.5%
1Q 11 2Q 11 3Q 11 4Q 11 1Q 12
626
61
614
39%
16%
38%
FY 11 1Q 12 1Q 12 LTM
** Capex excluding licenses
Revenue up 5% YoY, EBITDA declined YoY due to challenging competitive environment, regulatory tariff limitations and
Revenues up 33% YoY, margin at 44.6%, negatively impacted by increased competition and a newly introduced tax on customer consolidation of lower margin FTTB business
base

11 Financial Highlights Henk van Dalen CFO

12
BUSINESS UNITS
Revenue EBITDA
Organic
FX and
others
Reported Organic
FX and
others
Reported
Russia 11% -3% 8% 9% -3% 6%
Europe &
NA
0% -5% -5% -2% -4% -6%
Ukraine 3% 0% 3% -2% 0% -2%
Africa &
Asia
9% -5% 4% 12% -7% 5%
CIS 9% -1% 8% 2% -1% 1%
Total 6% -3% 3% 5% -4% 1%
1Q12 Pro Forma Financial Performance
•
Revenues increased by 3% YoY, with strong performance across most business units. Overall organic revenue growth was 6%
•
EBITDA increased by 1% YoY due to unfavourable currency movements
•
EBITDA, excluding forex, increased 5%
•
EBIT up 12% YoY, positively affected by the declining amortization pattern applied to intangible assets
GROUP
(USD million) 1Q12 1Q11 YoY
Revenues
5,619 5,481 3%
EBITDA
2,311 2,285 1%
Depreciation/
Amortization/
Other
-1,296 -1,382 -6%
EBIT
1,015 903 12%
Financial income /
expenses
-443 -464 -5%
FX and Other
21 184 -89%
Profit before tax
593 623 -5%
Tax
-239 -185 -29%
Net income
318 450 -29%

13
Actual
1Q12 1Q11 YoY
Total operating revenues
5,619 2,740 105%
EBITDA
2,311 1,203 92%
EBITDA margin
41.1% 43.9%
EBIT 1,015 627 62%
Financial income and expenses
(443) (126) 252%
FX and Other
21 148 -86%
Profit before tax 593
649
-9%
Income tax expense
(239) (129) 85%
Profit for the period
354 520 -32%
Net income
318 500 -36%
1Q12 Actual Financial Highlights
Consolidated financial highlights (Actual)
(USD million)
Increase in EBIT of USD 388 million as result of the acquisition of Wind Telecom in April 2011
Set off by additional finance costs as a result of Wind Telecom acquisition
Amortization of fair value adjustments on Wind debt at acquisition
Lower forex gains in 1Q12 compared to 1Q11
Profit before tax was impacted by :
Income tax expense up due to increased level of non-deductible expenses and non-recognized losses in Wind
Telecom entities as well as effect of reversal of certain tax provisions in Russia in 1Q11

14
Key Components
* See definition of EBITDA in earnings release. LTM stands for “last twelve months”
to reporting date.
Net Cash Flow From Operating Activities, Actual
(USD billion)
Debt, Cash and Ratios
(USD million)
March 31,
2012
Cash, Cash Equivalents and
deposits
4,252
Total Assets
56,121
Gross Debt 28,591
-Short-term 2,632
-Long-term
25,959
Shareholders' equity 14,343
Gross Debt/Assets 0.5
Net Debt**
24,339
Pro forma annual EBITDA* 9,551
Pro forma ratios LTM 1Q 12
March 31,
2012
Net Debt/ EBITDA
2.5
EBITDA/ Financial Income
5.2
and Expenses
Gross Debt/ EBITDA
3.0
Consolidated Cash and Net Debt Development
Actual 1Q 2012 (USD million)
** See definition of net debt in earnings release
26,876 (2,503)
24,373
(1,607)
872
670 31
24,339
4,252
28,591
1.0
1.3
1.9 1.9
1.6
6.1
6.7
1Q 11 2Q 11
3Q 11 4Q 11 1Q 12
FY11 1Q 12
LTM
Opening
gross debt
1Q 12
Opening
cash
& deposits
Opening
net debt
1Q 12
Net Cash
from
Operating
activities
Cash
Capex
Forex Other Closing
net debt
1Q 12
Closing
cash
& deposits
Closing
gross debt
1Q 12

2012
Q2-Q4
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

3%
18%
50%
29%
3%
23%
49%
26%

© VimpelCom Ltd 2012

15
EURO
US Dollars
Russian Ruble
Other
Q1 12 Q4 11
Group Debt Maturity Schedule per May 2012
Debt Composition by Currency Actual
Debt Composition and Maturity Profile
During 1Q 12
OJSC completed a bond issue for RUB 35 billion (USD 1.2 billion) mainly to refinance existing debt and obtained vendor financing for RUB 1.55 billion
(USD 53 million) in March.
After 1Q 12
•
•
Available room
•
EUR 400 million (USD 534 million) for Wind
•
RUB 15 billion (USD 511 million) for Russia
•
EUR 205 million (USD 274 million) and USD 225 million for VIP HQ
Other information
VimpelCom /
OJSC
WIND
OTH
3.3
2.1
1.6
2.4
9.2
1.0
1.5
1.3
5.6
Wind issued a tap of Senior Secured Notes due 2018 for USD 0.7 billion during April to refinance existing debt.
Approval of a USD 2.5 billion uncommitted intercompany credit facility with
OTH.
under committed revolving credit facilities per May 2012:

16
USD 2.7 bn
shareholder
loan (PIK)
Simplified legal / financing structure -
per 31 March 2012
VimpelCom Ltd.
VimpelCom
Amsterdam B.V.
VimpelCom
Holdings B.V.
VimpelCom Amsterdam
Finance B.V.
OJSC VimpelCom
USD 2.7 bn
WIND Telecom
S.p.A.
Wind Acquisition
Holdings Finance
S.p.A.
WIND Acquisition
Finance SA
WIND
Telecomunicazioni
S.p.A.
WIND Acquisition
Holdings Finance
SA
Orascom Telecom
Holding S.A.E.
Ring fenced
Legal structure
Third party debt
Significant intercompany financing
Uncommitted credit facility
Note: rounded figures and nominal values
*     including short term deposits and cash equivalents
**  approved at AGM of OTH on May 3, 2012
VIP NL
USD 2.2 bn
PJSC Kyivstar
Total OJSC Group
USD 10.6 bn
OTH subsidiaries
USD 1.1 bn
Weather Capital
Special Purpose I
S.A.
Weather Capital
S.a.r.l.
Total Wind group
USD 14.7 bn
PIK notes USD 1.4 bn
HY notes 2017 USD 3.7 bn
SSN 2018 USD 3.6 bn
Bridge loan USD 0.7 bn
Senior bank loan USD 4.6 bn
Debt to Gov USD 0.5 bn
Annuity       USD 0.3 bn
VimpelCom Group
VIP USD   2.2 bn
OJSC Group USD 10.6 bn
Wind Group USD 14.7 bn
OTH Group USD   1.1 bn
Gross debt USD 28.6 bn
I
II
III
Total cash* USD    4.3 bn
As per
May
2012
1.4
3.9
0.5
0.3
USD 2.5 bn
uncommitted
credit facility
(PIK)**
3.7
4.3
0.4

17 Conclusion Jo Lunder CEO

18
Conclusion
Strong performance across all our operations
Turnaround successfully evolving in Russia
Continued profitable growth in Africa & Asia, with impressive performance in Pakistan
Operational excellence initiatives in Ukraine pointing to margin rebound
Italy and CIS performing solidly
Strong cash generation and optimal (re)financing steps

19 Q&A

20 Thank you!

21 www.vimpelcom.com For further information please contact Investor Relations Claude Debussylaan 88 1082 MD Amsterdam The Netherlands T: +31 20 797 7200 E: Investor_Relations@vimpelcom.com

22 Appendices

23
+2% YoY ARPU
+17% YoY MOU
Mobile subscribers
(million)
ARPU and MOU
(RUR)        (min)
ARPU MOU
+5% YoY
Fixed broadband subs Mobile broadband subs
+4% YoY Fixed
+4% YoY Mobile
+42% YoY Fixed
+12% YoY Mobile
Fixed broadband ARPU Mobile broadband ARPU
BU Russia: Operating Highlights
Broadband subscribers
(million)
Broadband ARPU
(RUR)
53.0
55.3
56.8
57.2
55.6
1Q 11 2Q 11 3Q 11 4Q 11 1Q 12
308
327
334
327
314
218
244
251
259
254
1Q 11 2Q 11 3Q 11 4Q 11 1Q 12
1.6
1.7
1.8
2.1
2.2
2.3
2.4
2.4
2.5
2.6
1Q 11 2Q 11 3Q 11 4Q 11 1Q 12
409
413
410
432
426
227
209
219
234 235
1Q 11 2Q 11 3Q 11 4Q 11 1Q 12

24
ARPU  -5% YoY
MOU +9% YoY
BU Europe & NA: Operating Highlights Italy
ARPU MOU
+4% YoY
Fixed broadband subs Mobile broadband subs
Broadband subscribers*
(thousands)
Broadband ARPU
(EUR)
-2% YoY +9% YoY Fixed
+12% YoY Mobile
*  Mobile broadband includes consumer customers that have performed at least one mobile
Internet event in the previous month on 2.5G/3G/3.5G network technology
Mobile subscribers
(million)
ARPU and MOU
(EUR)        (min)
Fixed broadband ARPU
20.3
20.6
20.8
21.0
21.1
1 Q 11 2Q 11 3Q 11 4Q 11 1Q 12
15.4
16.0
15.7
15.2 14.7
187
198
196
205 205
1 Q 11 2Q 11 3Q 11 4Q 11 1Q 12
4,027 4,030 4,141
4,479
4,525
2,030 2,082
2,073
2,135
2,211
1Q 11 2Q 11 3Q 11 4Q 11 1Q 12
19.3 19.2
19.5 19.1 18.9
1Q 11 2Q 11 3Q 11 4Q 11 1Q 12

25
Average rates Closing rates
Currency 1Q12 1Q11 YoY 1Q12 FY 11 Delta
RUR
30.03 29.27 -2.5% 29.33 32.20 9.8%
EUR 0.76 0.71 -6.3% 0.75 0.77 3.1%
DZD 75.13 73.01 -2.8% 73.91 75.33 1.9%
PKR 90.61 85.50 -5.6% 90.65 89.95 -0.8%
BDT 82.78 71.39 -13.8% 81.79 81.83 0.1%
UAH 7.99 7.95 -0.5% 7.99 7.99 0.0%
KZT
148.14 146.42 -1.2% 147.77 148.40 0.4%
AMD 388.47 365.93 -5.8% 390.64 385.77 -1.2%
KGS 46.71 47.39 1.5% 46.83 46.48 -0.7%
Source: National Banks of the respective countries, Company calculations
FOREX Development

26
Pro forma Actual
USD million 1Q12 1Q11 1Q12 1Q11
Unaudited pro forma
EBITDA 2,311 2,285 2,311 1,203
Depreciation (727) (730) (727) (423)
Amortization (532) (665) (532) (143)
Impairment (loss) / gain 6 23 6 -
Loss on disposals of non-current assets (43) (10) (43) (10)
Operating profit 1,015 903 1,015 627
EBIT 1,015 903 1,015 627
Financial Income and Expenses (443) (464) (443) (126)
- including  finance income 41 36 41 15
- including finance costs (484) (500) (484) (141)
Net foreign exchange (loss)/gain and others 21 184 21 148
- including Other non-operating (losses)/gains (26) - (26) 6
- including Shares of (loss)/profit of associates and joint ventures accounted for using the equity method
(16) 16 (16) 44
- including Net foreign exchange (loss)/gain 63 168 63 98
Profit before tax 593 623 593 649
Income tax expense (239) (185) (239) (129)
Profit for the period 354 438 354 520
Profit for the period attributable to non-controlling interest (36) 12 (36) (20)
Net income 318 450 318 500
Reconciliation of consolidated EBITDA of VimpelCom
Reconciliation Tables

27
Reconciliation of consolidated net debt of VimpelCom
Reconciliation Tables
USD millions
1Q 12 4Q 11
Net debt 24,339 24,373
Cash and cash equivalents 4,033 2,325
Long - term and short-term deposits 219 178
Gross debt 28,591 26,876
Interest accrued related to financial liabilities 450 488
Fair value adjustment 148 161
Discounts, unamortized fees related to financial liabilities (103) (102)
Unamortized fair value adjustment under acquisition method of accounting 909 910
Derivatives not designated as hedges 403 365
Derivatives designated as hedges 173 144
Total other financial liabilities 30,571 28,842

VimpelCom Ltd.

Index sheet

1

VimpelCom Ltd.

(in USD millions, unless stated otherwise, unaudited)

Consolidated	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
ACTUAL
Total operating revenues	2,740	5,537	6,096	5,889	5,619
Gross margin	2,034	4,011	4,397	4,195	4,258
Gross margin, %	74.2%	72.4%	72.1%	71.2%	75.8%
EBITDA	1,203	2,254	2,572	2,227	2,311
EBITDA margin	43.9%	40.7%	42.2%	37.8%	41.1%
Profit before tax	649	424	340	(559)	593
Net income	500	235	189	(381)	318
Capital expenditures (Capex)	456	966	1,193	3,734	632
Capex / revenues	17%	17%	20%	63%	11%

Mobile subscribers (millions)	95	193	199	205	209

PRO FORMA	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012

Total operating revenues	5,481	6,011	6,096	5,889	5,619
EBITDA	2,285	2,441	2,572	2,227	2,311
EBITDA margin	41.7%	40.6%	42.2%	37.8%	41.1%
Profit before tax	623	435	340	(559)	593
Net income	450	267	189	(381)	318
Capital expenditures (Capex)	729	1,027	1,193	3,734	632
Capex / revenues	13%	17%	20%	63%	11%

Mobile subscribers (millions)	186	193	199	205	209

2

Russia

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total operating revenues	2,064	2,329	2,397	2,274	2,225
Gross margin	1,458	1,630	1,654	1,526	1,556
Gross margin, %	70.6%	70.0%	69.0%	67.1%	69.9%
Adjusted OIBDA	868	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	42.1%	n.a.	n.a.	n.a.	n.a.
EBITDA	868	968	961	844	918
EBITDA margin	42.1%	41.5%	40.1%	37.1%	41.3%
SG&A	590	663	693	682	637
including Sales & Marketing Expenses	184	239	245	232	181
Capital expenditures	334	407	457	809	204

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total operating revenues	1,713	1,943	2,003	1,892	1,845

Subscribers (‘000)	52,991	55,251	56,824	57,224	55,622
Mobile ARPU (US$)	10.5	11.7	11.5	10.5	10.5
Mobile broadband subscribers using USB modems (‘000)	2,313	2,362	2,387	2,538	2,579
Mobile broadband ARPU (US$)	7.8	7.5	7.5	7.5	7.8
MOU, min	218	243	251	259	254
Churn 3 months active base (quarterly), %	14.6%	14.9%	16.3%	17.0%	17.3%

FIXED-LINE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total operating revenues	351	387	394	382	380

Fixed-line broadband revenues	65	73	75	82	93
Fixed-line broadband subscribers (‘000)	1,569	1,671	1,833	2,073	2,224
Fixed-line broadband ARPU, US$	14.0	14.8	14.1	13.8	13.9
FTTB revenues	62	71	72	80	91
FTTB subscribers (‘000)	1,510	1,635	1,791	2,017	2,148
FTTB ARPU, US$	13.9	14.6	14.0	13.8	14.3

3

Italy

(in EUR millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012

Total revenues	1,351	1,399	1,397	1,424	1,346
of which TLC Service Revenues	1,289	1,347	1,325	1,315	1,281
EBITDA	496	526	565	533	487
EBITDA margin	36.8%	37.6%	40.5%	37.4%	36.2%
Capital expenditures*	146	234	226	1,533	193

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total revenues	982	1,029	1,026	1,037	983
of which TLC Service Revenues	934	984	975	955	933

Subscribers (‘000)	20,279	20,559	20,802	21,014	21,132
Mobile broadband subscriptions using USB modems (‘000)
Mobile broadband ARPU, €
Mobile ARPU, €	15.4	16.0	15.7	15.2	14.7
of which:
ARPU voice, €	12.1	12.7	12.0	11.4	10.9
ARPU data, €	3.3	3.3	3.6	3.8	3.8
MOU**, min	187	198	196	205	205
Total traffic**, mln. min.	11,260	12,106	12,070	12,796	12,954
Churn, annualised rate (%)	26.4%	26.6%	29.3%	30.7%	31.7%

FIXED-LINE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total revenues	369	370	371	387	363
of which TLC Service Revenues	355	363	350	360	348

Total voice subscribers (‘000)	3,085	3,128	3,094	3,142	3,182
of which:
Total DIRECT voice subscribers (‘000)	2,312	2,357	2,349	2,398	2,446
Total INDIRECT voice subscribers (‘000)	773	771	745	744	736
Total fixed-line ARPU, €	33.6	33.4	32.6	33.2	32.3
Total Traffic, mln. min.	5,018	4,764	3,843	4,876	4,960

Total Internet subscribers (‘000)	2,158	2,196	2,175	2,225	2,282
of which:
Broadband (‘000)	2,030	2,082	2,073	2,135	2,211
Broadband ARPU, €	19.3	19.2	19.5	19.1	18.9

Dual-play subscribers (‘000)	1,662	1,689	1,696	1,743	1,809

*	Excluding impact of FOC capex
**	Starting from Q2 2010 we include incoming traffic from international in the calculation of total traffic and in calculation of average minutes of use; Q1 2010 has been reclassified accordingly.

4

Algeria

(in USD millions, unless stated otherwise, unaudited)

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total operating revenues	439	478	487	457	457
EBITDA	261	283	288	272	274
EBITDA margin	59.4%	59.2%	59.1%	59.5%	60.0%
Capital expenditures	4	10	5	21	10

Subscribers (‘000)	15,509	15,964	16,289	16,595	17,691
Mobile ARPU (US$)	9.4	9.9	9.9	9.0	8.8
MOU, min	284	296	286	278	269
Churn 3 months active base (quarterly), %	4.7%	5.2%	5.5%	5.5%	5.3%

5

Pakistan

(in USD millions, unless stated otherwise, unaudited)

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total operating revenues	275	292	281	286	286
EBITDA	111	118	116	119	121
EBITDA margin	40.3%	40.4%	41.3%	41.5%	42.3%
Capital expenditures	45	52	55	109	24

Subscribers (‘000)	32,707	33,378	33,416	34,214	35,788
Mobile ARPU (US$)	2.8	2.8	2.7	2.7	2.6
MOU, min	206	213	197	209	215
Churn 3 months active base (quarterly), %	6.4%	7.1%	8.8%	7.2%	5.8%

6

Bangladesh

(in USD millions, unless stated otherwise, unaudited)

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total operating revenues	126	128	129	129	130
EBITDA	45	55	43	26	44
EBITDA margin	35.7%	42.7%	33.3%	20.3%	33.8%
Capital expenditures	13	14	64	337	29

Subscribers (‘000)	20,127	20,203	22,140	23,754	24,742
Mobile ARPU (US$)	2.0	2.0	1.9	1.8	1.8
MOU, min	205	211	214	207	217
Churn 3 months active base (quarterly), %	3.8%	5.1%	4.2%	5.4%	6.1%

7

Ukraine

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total operating revenues	375	412	437	417	385
Gross margin	312	345	357	337	316
Gross margin, %	83.2%	83.7%	81.6%	80.9%	82.1%
Adjusted OIBDA	204	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	54.4%	n.a.	n.a.	n.a.	n.a.
EBITDA	202	226	235	209	197
EBITDA margin	54.0%	54.8%	53.7%	50.3%	51.1%
Adjusted SG&A***	110	119	122	127	119
including Sales & Marketing Expenses	15	17	18	21	15
Capital expenditures	46	58	81	99	45

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Net operating revenues*	348	382	405	385	354

Subscribers (‘000)	24,398	24,695	24,747	24,776	24,890
ARPU, US$	4.7	5.1	5.4	5.1	4.7
MOU, min	466	474	467	483	484

Churn 3 months active base (quarterly), %	5.3%	4.3%	6.2%	6.5%	6.6%

FIXED-LINE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Net operating revenues*	27	31	32	32	31

Fixed-line broadband revenue	4	5	5	6	7
Fixed-line broadband subscribers (‘000)**	235	293	324	397	461
Fixed-line broadband ARPU, US$	6.2	5.8	5.8	5.5	5.7
FTTB revenues	4	4	5	6	7
FTTB subscribers (‘000)	231	290	320	394	458
FTTB ARPU, US$	6.2	5.8	5.8	6.1	5.7

*	Mobile and fixed revenues for the period from 2Q2010 to 4Q2010 were adjusted for consistency purposes
**	Fixed line broadband subscription base has been revised for the period from 1Q2010 to 4Q2010 based on the standard VimpelCom definition for broadband subscribers to reflect a 3-months active base
***	For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

8

Kazakhstan

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total operating revenues	183	203	223	213	191
Gross margin	139	150	159	148	135
Gross margin, %	75.7%	73.9%	71.1%	69.4%	70.8%
Adjusted OIBDA	93	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	50.9%	n.a.	n.a.	n.a.	n.a.
EBITDA	93	99	109	93	86
EBITDA margin	50.7%	48.8%	48.7%	43.6%	45.0%
Adjusted SG&A*	46	51	50	55	49
including Sales & Marketing Expenses	13	18	16	17	12
Capital expenditures	10	68	85	99	13

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total operating revenues	174	194	212	203	179

Subscribers (‘000)	6,987	7,831	8,252	8,409	8,364
ARPU, US$	8.0	8.6	8.6	7.8	7.1
Mobile broadband subscribers using USB modems (‘000)	n.a.	47.6	51.6	193.4	297.9
MOU, min	113	144	162	165	180
Churn 3 months active base (quarterly), %	11.4%	9.4%	13.1%	13.5%	14.2%

FIXED-LINE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total operating revenues	10	9	11	10	12

Fixed-line broadband revenues	0.7	1.0	1.2	2.2	3.6
Fixed-line broadband subscribers (‘000)	15	15	34	60	89
Fixed-line broadband ARPU, US$	18.2	20.7	18.8	16.9	15.5

*	For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

9

Uzbekistan

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total operating revenues	59	66	73	80	79
Gross margin	45	49	55	60	62
Gross margin, %	76.1%	74.2%	75.2%	75.1%	78.7%
Adjusted OIBDA	27	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	45.7%	n.a.	n.a.	n.a.	n.a.
EBITDA	27	28	35	33	38
EBITDA margin	45.7%	42.9%	47.3%	40.9%	44.6%
Adjusted SG&A*	18	21	20	27	27
including Sales & Marketing Expenses	3	4	6	8	4
Capital expenditures	40	27	68	85	38

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total operating revenues	56	63	71	78	77

Subscribers (‘000)	5,102	5,347	5,688	6,361	7,344
ARPU, US$	3.8	4.0	4.2	4.2	3.5
Mobile broadband subscribers using USB modems (‘000)	29.7	42.5	48.7	169.0	233.4
MOU, min	391	413	431	458	376
Churn 3 months active base (quarterly), %	15.1%	15.1%	16.4%	13.2%	6.1%

FIXED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total operating revenues	3	3	2	2	2

Fixed-line broadband revenues	0.6	1.4	1.3	1.2	0.8
Fixed-line broadband subscribers (‘000)	13	16	17	18	19
Fixed-line broadband ARPU, US$	15.5	31.4	26.5	23.8	15.2

*	For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

10

Armenia

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total operating revenues	46	47	51	46	39
Gross margin	29	31	34	32	28
Gross margin, %	63.1%	67.0%	67.0%	69.9%	72.2%
Adjusted OIBDA	16	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	34.0%	n.a.	n.a.	n.a.	n.a.
EBITDA	16	18	20	19	15
EBITDA margin	33.8%	38.3%	40.3%	40.7%	38.0%
Adjusted SG&A*	14	13	13	13	13
including Sales & Marketing Expenses	2	2	2	2	2
Capital expenditures	9	6	9	7	3

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total operating revenues	20	20	22	20	17

Subscribers (‘000)	699	733	761	765	753
ARPU, US$	7.8	8.3	8.9	7.6	6.5
Mobile broadband subscribers using USB modems (‘000)	8	10	11	24	24
MOU, min	238	262	264	261	252
Churn 3 months active base (quarterly), %	20.2%	20.4%	22.7%	24.0%	21.9%

FIXED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total operating revenues	26	27	29	26	22

Fixed-line broadband revenues	3.7	4.7	5.2	5.6	5.7
Fixed-line broadband subscribers (‘000)	84	100	115	134	136
Fixed-line broadband ARPU, US$	15.4	16.2	15.8	14.8	14.9

*	For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

11

Tajikistan

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total operating revenues	21	26	29	25	21
Gross margin	15	20	22	19	16
Gross margin, %	71.2%	75.0%	75.0%	74.2%	74.5%
Adjusted OIBDA	9	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	44.9%	n.a.	n.a.	n.a.	n.a.
EBITDA	9	14	14	11	9
EBITDA margin	44.9%	51.9%	47.3%	44.1%	42.0%
Adjusted SG&A*	5	6	8	8	7
including Sales & Marketing Expenses	1	1	1	1	2
Capital expenditures	3	7	4	14	3

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total operating revenues	18	23	27	24	21

Subscribers (‘000)	804	870	937	965	1,008
ARPU, US$	7.6	9.4	9.8	8.3	6.7
Mobile broadband subscribers using USB modems (‘000)	n.a.	1.0	0.9	20.8	26.4
MOU, min	203	234	246	229	219
Churn 3 months active base (quarterly), %	18.6%	15.0%	15.1%	18.7%	13.6%

FIXED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total operating revenues	3	3	2	1	0.0

*	For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

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Georgia

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total operating revenues	12	15	18	18	16
Gross margin	8	10	12	12	11
Gross margin, %	66.7%	64.2%	68.5%	65.5%	68.3%
Adjusted OIBDA	2	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	19.2%	n.a.	n.a.	n.a.	n.a.
EBITDA	2	3	5	4	4
EBITDA margin	19.2%	21.9%	28.2%	22.6%	22.4%
Adjusted SG&A*	6	6	7	8	7
including Sales & Marketing Expenses	1	2	2	2	2
Capital expenditures	7	9	10	14	3

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total operating revenues	12	14	17	18	16

Subscribers (‘000)	611	712	793	833	875
ARPU, US$	6.1	6.9	7.4	6.6	5.9
Mobile broadband subscribers using USB modems (‘000)	n.a.	n.a.	n.a.	8	31
MOU, min	147	224	227	217	216
Churn 3 months active base (quarterly), %	17.2%	14.3%	16.8%	21.1%	17.9%

FIXED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total operating revenues	0.4	0.8	0.5	0.0	0.0

*	For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

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Kyrgyzstan

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total operating revenues	31	35	39	38	34
Gross margin	23	27	29	29	26
Gross margin, %	76.4%	76.7%	76.4%	75.9%	76.4%
Adjusted OIBDA	17	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	56.1%	n.a.	n.a.	n.a.	n.a.
EBITDA	17	18	21	21	19
EBITDA margin	56.1%	53.0%	55.3%	54.3%	55.4%
Adjusted SG&A*	6	8	8	8	7
including Sales & Marketing Expenses	1	2	2	2	1
Capital expenditures	4	15	4	21	2

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total operating revenues	31	35	39	38	34

Subscribers (‘000)	1,965	2,102	2,281	2,371	2,373
ARPU, US$	5.1	5.6	5.8	5.3	4.8
Mobile broadband subscribers using USB modems (‘000)	n.a.	23.3	25.9	29.9	30.7
MOU, min	290	319	308	292	272
Churn 3 months active base (quarterly), %	14.9%	10.2%	12.6%	14.6%	14.5%

*	For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

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Sub Saharan Africa (Telecel Globe)

(in US$ millions, unless stated otherwise, unaudited)

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total operating revenues	25	24	21	24	22
EBITDA	4	2	7	-5	6
EBITDA margin	17.5%	7.5%	32.9%	n.m.	28.1%

Subscribers (‘000)	2,584	2,789	2,825	3,140	3,499
- CAR	420	447	450	435	439
- Burundi	1,023	1,041	1,132	1,185	1,227
- Zimbabwe*	1,141	1,301	1,243	1,520	1,833

Mobile ARPU (US$):
- CAR	5	5	6	7	7
- Burundi	3	3	4	3	3
- Zimbabwe*	4	6	7	7	6

*	Zimbabwe is accounted for as investment at cost

15

SEA

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012
Total operating revenues	10.0	17.8	17.4	23.5	22.8
Adjusted OIBDA	-3.2	n.a.	n.a.	n.a.	n.a.
Adjusted OIBDA, %	n.m.	n.a.	n.a.	n.a.	n.a.
EBITDA	-3.2	-37.4	-15.2	-19.7	-6.0
EBITDA margin	n.m.	n.m.	n.m.	n.m.	n.m.

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012

Subscribers (‘000)	1,307	1,993	3,000	4,375	4,554
- Cambodia	757	818	800	1,013	1,078
- Laos	550	536	500	405	462
- Vietnam	n.a.	639	1,700	2,957	3,014

Mobile ARPU (US$):
- Cambodia	3.5	3.0	3.0	2.0	1.6
- Laos	n.m.	5.1	5.4	4.9	4.1
- Vietnam		n.m.	0.7	0.9	0.9

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